November 21, 2025

Via Email
Thomas J. Friedmann, Esq.
Dechert LLP
One International Place, 40th Floor
Boston, MA 02110

       Re:     PennantPark Private Income Fund
               File No. 000-56787

Dear Mr. Friedmann:

       On October 10, 2025, you filed a Registration Statement on Form 10 on behalf of
PennantPark Private Income Fund (the    Company   ), in connection with the
registration of the
Company   s common stock under section 12(g) of the Securities Exchange Act of
1934 (the
   Exchange Act   ). We have reviewed the Registration Statement and provided our comments
below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the Registration Statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the Registration Statement.

       Please respond to this letter by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to section 12(g)(1) of the Exchange Act. After effectiveness, the Company will be subject to the reporting requirements of Section 12(a) of the Exchange Act. However, we will continue to review the filing until all our comments have been satisfactorily addressed.

REGISTRATION STATEMENT
Explanatory Note (page 1)
1. Please add the following two bullet points in bold font to the list of bullet points.
   a. The Company intends to invest primarily in privately held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
   b. The privately held companies and below-investment grade securities in which the
      Company invests will be difficult to value and are illiquid.
 Thomas Friedmann, Esq.
November 21, 2025
Page 2

Item 1. Business     PennantPark Private Income Fund (pages 3     4)
2. The first sentence states that the Company intends to be regulated as a BDC under the
   Investment Company Act of 1940 (   1940 Act   ). Inasmuch as the Company
filed a Form N-
   54A on October 31, 2025, please revise this sentence to state that.
3. The second paragraph of this section states that the Company intends to execute its investment strategy directly and through wholly owned subsidiaries. Please respond to the
   following comments regarding the Company   s use of such subsidiaries.
   a. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiaries so that the Company treats the subsidiaries debt as its own for purposes of Section 18, as modified by Section 61.
   b. In the first sentence on page 4, please replace    We    with    The
subsidiaries   .
   c. Disclose that, if PPIFA serves as investment adviser to a subsidiary, PPIFA will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15)
      as if it were an investment adviser to the Company.
   d. Confirm that any investment advisory agreement between a subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement.
   e. Explain to us whether the financial statements of subsidiaries will be consolidated with those of the Company. If not, explain to us why not.
   f. Confirm that the subsidiaries and their boards of directors will agree to inspection by the
      staff of the subsidiaries    books and records, which will be maintained
in accordance with
      Section 31 of the 1940 Act and the rules thereunder.
   g. If any subsidiary is organized in a foreign jurisdiction, confirm that the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
Item 1. Business     Our Adviser (page 4)
4. The last paragraph of this section states that PPIA will make a portion of the time and efforts
   of certain investment professionals on PPIA   s investment team available to
PPIFA for certain
   tasks. As it appears that PPIFA will use investment professionals employed by PPIA to manage the Company, please describe to us the following items.
   a. further describe the specific services PPIA and PPIA   s employees will
provide on PPIFA   s
      behalf and why those services do not amount to investment advisory services provided to the Company;
   b. the extent to which PPIFA will depend on PPIA   s personnel in providing
investment
      advisory services to the Company;
   c. whether personnel of PPIA who provide investment advice with respect to the Company will be supervised persons of PPIA under Section 202(a)(25) of the Investment Advisers
      Act of 1940;
   d. whether and what fees are paid to PPIA for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;
 Thomas Friedmann, Esq.
November 21, 2025
Page 3

   e. whether PPIA is considered to be a fiduciary with respect to the Company in connection with providing the described services;
   f. by whom the personnel being provided for use by PPIFA are employed and how PPIA is affiliated with PPIFA (i.e., a controlled subsidiary, wholly or majority-owned subsidiary);
      and
   g. the registration status of PPIA and where it is domiciled.
5. Please explain to us if the Company or PPIFA are relying on any no-action relief with respect to any personnel or resource sharing agreement between the Company, PPIFA and PPIA.
6. Please provide us with a copy of any such personnel or resource sharing agreement.
Item 1. Business     Ongoing Relationships with Portfolio Companies (pages 9
 10)
7. On page 10, the first sentence under    Investments    states that the
Company intends to create
   a    diversified portfolio   . Inasmuch as the Company is non-diversified,
please revise the
   reference to    diversified    to avoid confusion.
Item 1. Business     Private Offering of Our Common Shares (pages 12     13)
8. On page 12, the third to last sentence of the first paragraph states that the cost of placement or distribution fees could be borne by an affiliate of the Investment Adviser. Please clarify who will bear the cost of placement or distribution fees, rather than saying
they    could be
   borne    by an affiliate of the Investment Adviser.
9. On page 12, the second paragraph describes Drawdown Subscription Agreements. Please tell us whether the terms of the Drawdown Subscription Agreements are the same as the terms for the shares being offered under the Subscription Agreements with immediate funding. If terms are different, please explain to us how using Drawdown Subscription Agreements and
   Subscription Agreements with immediate funding, each with different terms, would comply with Section 18, as modified by Section 61, of the 1940 Act. Also, if terms are different, please disclose (i) whether these different terms could have a material, negative effect on other Company investors; (ii) whether such different terms will be disclosed to investors and how they will be disclosed, including the timing of such disclosure; (iii) whether there are any preferential redemption or withdrawal rights; and (iv) whether there will be a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements were made.
10. If accurate, please disclose that the Company did not and will not enter into any Drawdown
    Subscription Agreements after it filed its N-54A on October 31, 2025.
11. On page 12, the first sentence of the last paragraph states that the Company will cease accepting Capital Commitments pursuant to Subscription Agreements that call for the immediate funding of committed capital, provided that the Company may accept
    commitments from investors to participate alongside other investors in the
Company   s
    monthly closings. Please reconcile this proviso with the first part of the sentence to clarify whether the Company will continue to accept capital commitments or only require immediate funding.
 Thomas Friedmann, Esq.
November 21, 2025
Page 4

Item 1. Business     Investment Advisory Management Agreement (pages 14     16)
12. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of Form
    N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.
13. On pages 15 to 16, disclosure describes the incentive fee. Please disclose examples that illustrate the operation of the incentive fee.
14. On page 16, the second paragraph states that the Investment Adviser has agreed to waive
    certain fees through the earlier of the Company   s election to be
regulated as a BDC and
    March 15, 2026. To clarify that the waiver has expired, please disclose
that the Company   s
    election to be regulated as a BDC was filed on October 31, 2025.
Item 1. Business     Reporting Obligations (page 23)
15. This section describes the reporting obligations under the Exchange Act to which the
    Company will be subject. Please identify the incurrence of costs to fulfill such reporting
    obligations in Item 1.A., which describes the Company   s risks.
Item 1A. Risks     Risks Relating to Our Business and Structure     We are
exposed to risks
associated with changes in interest rates that may affect our cost of capital and investment
income. (pages 40     41)
16. Please consider consolidating this risk factor with the first risk factor on page 38 as there appears to be overlap in these risk factors.
Item 1A. Risks     Risks Relating to Our Investments     Our investments in
prospective
   portfolio companies may be risky, and an investor could lose all or part of an
   investment. (pages 51     54)
17. On page 51, the second sentence references floating rate loans rated below investment grade.
    Please add a reference to    junk    to this sentence.
Item 1A. Risks     Risks Relating to Our Investments     We may make
investments that
   cause our shareholders to bear investment advisory fees and other expenses on such investments in addition to our management fees and expenses. (page 57)
18. Inasmuch as this risk factor describes the risks of investing in other investment companies,
    please disclose such investments in the description of the Company   s
principal strategies
    under Item 1. Business.
Item 1A. Risks     Risks Relating to Our Investments     We may invest in
derivatives or
   other assets that expose us to certain risks, including market risk, liquidity risk, counterparty risk, operational and legal risk, and other risks similar to those associated with the use of leverage. (page 58)
19. Inasmuch as this risk factor describes the risks of derivatives, please disclose derivatives
    investments in the description of the Company   s principal strategies
under Item 1. Business.
 Thomas Friedmann, Esq.
November 21, 2025
Page 5

Item 5. Trustees and Executive Officers (pages 73     79)
20. For each director and officer, please disclose the term of office and length of time served.
    See Item 5 of Form 10; Item 401(a) of Regulation S-K.
21. On page 77, under    Compensation Committee   , please disclose the members
of such
    committee. See Item 407(b)(3) of Regulation S-K.
22. On page 80, under    Compensation of Trustees   , the second sentence
states that the fees for
    the trustees who do not also serve in an executive officer capacity for the Company or the
    Investment Adviser will be established by the Board at a later date
following the Company   s
    organizational meeting. Please disclose the compensation of such directors. See Item 6 of
    Form 10; Item 402(k) of Regulation S-K.
Item 7. Certain Relationships and Related Transactions, and Trustee Independence (pages
80     82)
23. Please add any disclosure required by Item 407 of Regulation S-K (e.g., disclosure regarding the nominating committee pursuant to Item 407(c) of Regulation S-K). See
Item 7 of Form
    10.
Item 10. Recent Sales of Unregistered Securities (page 84)
24. Please disclose the name of the person or identify the class of persons to whom the securities were sold. See Item 9 of Form 10; Item 701(b) of Regulation S-K.
Item 11. Description of Registrant   s Securities to be Registered (pages 84
 91)
25. On page 90, the first sentence of each of the first and second paragraphs are almost identical.
    Please delete one of these sentences.
Item 15. Financial Statements and Exhibits (page 93)
26. Please file an amendment to the Registration Statement with complete financial statements prior to the date of effectiveness.
27. Please file actual agreements as exhibits and delete    Form of    in the
Exhibit Index.
28. Please respond to the following comments regarding the Amended and Restated Declaration of Trust, filed as Exhibit 3.2 to the Registration Statement.
   a. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons and replace them with a standard set forth in the
      Declaration of Trust. Provisions eliminating or altering the fiduciary
duties of a fund   s
      trustees, officers or investment adviser are inconsistent with federal securities laws and
      the Commission   s express views on such persons    fiduciary duties
(see, e.g. Sections
      2.6(a) and 3.1 of Declaration of Trust). Please add a provision to the Declaration of
      Trust, or modify Sections 2.6(a) and 3.1 of the Declaration of Trust, to clarify explicitly that, notwithstanding anything to the contrary in the Declaration of Trust, nothing in the
      Declaration of Trust modifying, restricting or eliminating the duties or liabilities of any such person shall apply to, or in any way limit, the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.
 Thomas Friedmann, Esq.
November 21, 2025
Page 6

   b. Section 12.4 of the Declaration of Trust states that the Trust indemnifies the Indemnified
      Parties, except to the extent the same shall have been finally adjudicated by a court of competent jurisdiction to have been directly caused by the Delaware
Trustee   s gross
      negligence or willful misconduct. Please revise this exception to track
Section 17(h) of
      the 1940 Act (i.e., willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office).
   c. Section 16.5 of the Declaration of Trust states that the Advisor and/or affiliates of the
      Advisor may negotiate Side Letters with certain shareholders. Please respond to the following comments regarding Side Letters.
       i. Explain to us: (1) how having Side Letter with different terms would comply with
          Section 18, as modified by Section 61, of the 1940 Act; (2) whether different terms in any Side Letters could have a material, negative effect on other Company investors;
          (3) whether the terms of different Side Letters will be disclosed to all Company investors, and how they will be disclosed, including the timing of such disclosure; (4)
          whether the terms of any Side Letters can include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and (5) whether the terms of any Side Letters can have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
       ii. Confirm the following, and also make any related revisions to the Declaration of
           Trust, or otherwise explain how such terms comply with the federal securities laws
           (e.g., adviser   s fiduciary duty, Regulation F-D).
           x   The Investment Adviser will not provide investors or others with information that
               would allow those investors to benefit at the Company   s
expense.
           x   The Company will not make selective disclosure of material information,
               including portfolio holdings of the Company.
GENERAL COMMENTS
29. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in any response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
30. Response to this letter should be in the form of a pre-effective amendment filed under the
    Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no changes will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
31. Please advise us if you have submitted, or expect to submit, any exemptive application or no-
    action request in connection with the Registration Statement.

                                           *      *     *      *     *
 Thomas Friedmann, Esq.
November 21, 2025
Page 7

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Should you have any questions regarding this letter, please contact me at (202) 551-6782.
                                                                  Sincerely,

                                                                  /s/ Anu Dubey

                                                                   Anu Dubey
                                                                   Senior
Counsel

cc:    Michael Kosoff, Assistant Director
       Thankam Varghese, Branch Chief
       Megan Miller, Staff Accountant